

April 25, 2014

<u>Via E-mail</u>
John Kirby Bray
Chief Financial Officer
NewStar Financial, Inc.
500 Boylston Street, Suite 1250
Boston, MA 02116

    Re: NewStar Financial, Inc.
            Form 10-K for the fiscal year ended December 31, 2012
            Filed March 1, 2013
            Form 10-Q for quarterly period ended September 30, 2013
            Filed November 6, 2013
            File No. 001-33211

Dear Mr. Bray:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Mike Volley

                    Mike Volley
                    Staff Accountant